MORTON’S RESTAURANT GROUP, INC. 325 North LaSalle Street Chicago, IL 60654 (312) 923-0030 www.mortons.com

October 13, 2009

Via Edgar and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark

	Re:	Morton’s Restaurant Group, Inc. Form 10-K for the year ended January 4, 2009 Filed March 13, 2009 File No. 001-12692

Dear Ms. Clark:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 28, 2009 (the “Comment Letter”), concerning the annual report on Form 10-K for the year ended January 4, 2009 filed by Morton’s Restaurant Group, Inc (the “Company”). Attached are the Company’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to each corresponding comment.

Securities and Exchange Commission

October 13, 2009

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the attached responses, please do not hesitate to call me at (312) 755-4297.

Very truly yours,

/s/ Ronald M. DiNella
Ronald M. DiNella
Senior Vice President and Chief Financial Officer

cc:	Thomas J. Baldwin Morton’s Restaurant Group, Inc. Chief Executive Officer and President Scott D. Levin Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

October 13, 2009

Morton’s Restaurant Group Inc.’s Responses

Annual Report on Form 10-K for the fiscal year ended January 4, 2009

Notes to Consolidated Financial Statements, Page F-7

Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2009

Financial Statements, page 4

Notes to unaudited Consolidated Financial Statements, page 8

11) Discontinued Operations, page 13

1.	We note the disclosure on page 14 that the company has reclassified in 2009, the results of operations for restaurants closed in 2008 to discontinued operations. Please tell us the amounts of income and expense recognized in fiscal 2008 related to the restaurants closed during that period and explain why the operations of these restaurants were not reflected in discontinued operations in the company’s 2008 financial statements. If you do not believe the results of operations of the restaurants closed in 2008 were material to the company’s results of operations for that period or prior periods, please provide us with quantified information that supports this conclusion.

During fiscal 2008, the Company closed its Bertolini’s restaurant in Indianapolis, IN and its Morton’s steakhouses in Kansas City, MO and Charlotte (SouthPark), NC. The Company decided to close these restaurants because their operating performance did not meet the Company’s standards.

In preparing its consolidated financial statements included in the Form 10-K for the year ended January 4, 2009 (fiscal 2008), the Company concluded that the closed restaurants met the requirements for reporting as discontinued operations (i.e., the Company did not expect any further direct or indirect cash inflows from these restaurants). However, management also concluded that the results of operations for the restaurants closed in fiscal 2008 were not material to the Company’s consolidated results of operations for either that period or for any prior periods. Accordingly, the results of the restaurants closed in 2008 were not reclassified to discontinued operations in the Company’s consolidated financial statements for fiscal 2008.

Securities and Exchange Commission

October 13, 2009

The following table summarizes the revenues and operating results of the restaurants closed during fiscal 2008 as compared to the consolidated totals for fiscal 2008, fiscal 2007 and fiscal 2006:

	2008	Consolidated, as disclosed in the 2008 Form 10-K	% of total	2007	Consolidated, as disclosed in the 2007 Form 10-K	% of total	2006	Consolidated, as disclosed in the 2006 Form 10-K	% of total
Number of restaurants	3	83	4%	3	82	4%	3	77	4%
Revenues	4,215	354,490	1%	6,401	353,825	2%	6,793	321,982	2%
Income/(loss) before income taxes	(1,233)	(78,438)	2%	(1,662)	13,563	(12)%	(384)	(18,653)	2%
Net Income/(loss)	(801)	(67,699)	1%	(1,045)	13,002	(8)%	(242)	(13,593)	2%
Earnings/(loss) per share, diluted	(0.05)	(4.21)	1%	(0.06)	0.77	(8)%	(0.01)	(0.84)	2%

Based on the amounts presented above, the Company does not believe that the results of operations for the restaurants closed in fiscal 2008 were quantitatively material to the Company’s result of operations for that period or prior periods. In addition, the Company considered the qualitative factors discussed in Staff Accounting Bulletin No. 99, Materiality, in concluding that the results of the closed restaurants were immaterial to all periods presented.

During the second quarter of fiscal 2009 the Company closed three additional restaurants. These additional closures were prompted by operating performance that was below the Company’s standards; a condition that was exacerbated by the continued deterioration in the macro economic environment during the first half of fiscal 2009. The Company again determined that these closed restaurants met the requirements for reporting as discontinued operations. As a result of the additional restaurants closed during the second quarter of fiscal 2009, the Company determined that the results of all of the closed restaurants were quantitatively material to its financial statements and should therefore be presented as discontinued operations. Accordingly, the results of operations for all the closed restaurants have been reclassified to discontinued operations in the statements of operations for all periods presented. The following table summarizes the revenues and operating results of all of the restaurants closed during fiscal 2008 and the second quarter of fiscal 2009 as compared to the related consolidated amounts for fiscal 2008, fiscal 2007 and fiscal 2006. The Company will make the appropriate disclosures for discontinued operations in its Form 10-K to be filed for fiscal year-end January 3, 2010.

Securities and Exchange Commission

October 13, 2009

	2008	Consolidated, as disclosed in the 2008 Form 10-K	% of total	2007	Consolidated, as disclosed in the 2007 Form 10-K	% of total	2006	Consolidated, as disclosed in the 2006 Form 10-K	% of total
Number of restaurants	6	83	7%	6	82	7%	6	77	8%
Revenues	12,334	354,490	3%	15,758	353,825	4%	17,080	321,982	5%
Income/(loss) before income taxes	(4,782)	(78,438)	6%	(1,335)	13,563	(10)%	482	(18,653)	(3)%
Net Income/(loss)	(3,831)	(67,699)	6%	(840)	13,002	(6)%	303	(13,593)	(2)%
Earnings/(loss) per share, diluted	(0.24)	(4.21)	6%	(0.05)	0.77	(6)%	0.02	(0.84)	(2)%

Legal Matters and Contingencies, page 14

2.	We note from page 16 that the fair value of the liability related to the preferred stock in the legal settlements was calculated using a Black-Scholes option pricing model. Based on your disclosures in Note 12, it appears as though the company has valued the preferred stock based on the conversion of preferred stock into common stock. Given that the preferred stock could be issued as soon as January 2010 and the holders could not convert until 2 years after the issuance of the preferred stock, it is unclear why you have not calculated the fair value based on the value of the preferred stock and not on the conversion. Please advise or revise as appropriate.

The characteristics of the securities to be issued in the legal settlement guided the valuation methodology used by the Company in estimating their fair value. The specific features of the preferred stock to be issued differentiate it from a typical preferred stock instrument. The more important features that impacted the estimate of value include:

•	The preferred stock will have a liquidation preference of $6 million and will be issued to the individual claimants;

•	The Company shall have the right to redeem all or part of the preferred stock at its liquidation preference at any time prior to conversion;

•	The preferred shares will be listed on an exchange and will be freely tradable (possibly subject to a short market standoff provision);

•	The holders of the preferred shares can convert their shares to Morton’s common shares at any time after the two-year anniversary of the issuance of the preferred shares;

•

The conversion price will be the greater of (i) $5.00 per share and (ii) the common stock price plus a 10% premium (therefore the maximum number of shares of common stock that could be issued is 1,200,000 shares ($6,000,000/$5.00 share)); and

•	The preferred stock will not accrue interest or dividends and will have no voting or other rights.

Securities and Exchange Commission

October 13, 2009

We note the Company’s common stock has not paid a dividend recently, and one is not currently contemplated.

Based on the foregoing characteristics of the preferred stock to be issued in the legal settlement, absent the sale or liquidation of the Company, which are considered unlikely, a holder of the preferred stock will receive value by (i) a sale in the open market, (ii) the conversion into common stock or (iii) the redemption of the preferred stock by the Company (which could be reasonably expected to occur if the value of the shares issuable upon conversion exceeds the liquidation preference). With respect to the market trading of the preferred stock we believe the per share price of the preferred stock will move in conjunction with the price of the common stock until the per share liquidation preference is reached (i.e. the common stock trades at a minimum of $5.00 per share).

With respect to the actual valuation of the preferred stock, the value of the liability should reflect the price at which it could be transferred. Prior to the legal settlement, the Company does not have any preferred stock outstanding; therefore, there is no observable price available for these securities. Because of this fact, the estimate of the value of the preferred stock to be issued was based on a model, the inputs of which were determined using observable measures (with appropriate adjustments) where available, and market participant assumptions where observable inputs were not available. To estimate the fair value of the preferred shares to be issued, the Company considered:

•

Preferred shares—As noted above, the Company did not have any preferred shares outstanding. However, the Company concluded that a simpler version of the preferred shares, without the right to call, can be hedged by holding the number of shares of common stock required to be delivered upon conversion. Because no dividends are expected, the original cost of such a hedge is the same as the cost of that many shares of common stock.

•

The actual number of common shares into which the preferred shares may be converted will not be known until final court approval is obtained and the conversion price is set. Therefore, the estimated value of a written call option, with an estimated life from the end of the second quarter of fiscal 2009 to the expected court approval date (in approximately six months), was used to reflect the value associated with the holder potentially converting to a lesser number of shares than the maximum 1,200,000 common shares.

Thus a hedging portfolio is the purchase of the maximum number of underlying common shares that might have to be delivered upon

Securities and Exchange Commission

October 13, 2009

conversion and the sale of a $4.54 call option on those shares, expiring on the date when the underlying number of shares is determined (in approximately six months). Four dollars and fifty-four cents ($4.54) is the price, when considering the 10% premium, at which the preferred shares would convert into fewer than the maximum number of 1,200,000 common shares. Therefore the liability was valued at the cost of the number of shares deliverable minus the value of the call option. The use of the Black-Scholes model enabled the Company to calculate the adjustment required to reflect the estimated value of the call.

3.	In a related matter, we note a July 23, 2009 press release from the company that states that a $13.4 million charge will be recorded in the second fiscal quarter. Given the disclosure on page 15 that the charge in the second fiscal quarter amounted to $10.6 million, please explain in further detail the events that took place between the July 23, 2009 press release and the August 7, 2009 filing of the second quarter 10-Q that resulted in the decrease in the amount of settlements recorded.

The Company reported in its press release on July 23, 2009 that it expected to report a legal settlement charge of approximately $13.4 million pre-tax and approximately $8.5 million after-tax, or approximately $0.53 per diluted share, in the second fiscal quarter of 2009. The amount reported at the time of the press release was based on the Company’s conclusion that the charge and related liability would be measured based on the sum of the value of the cash and preferred stock components of the settlement, with the value of the preferred stock component determined based on the liquidation preference. After the press release was issued, the Company performed an additional review during the Form 10-Q preparation process regarding the accounting measurement of the preferred stock to be issued in the settlement and concluded that, with respect to the preferred stock component of the settlement, the charge should be reported based on the estimated fair value of the preferred stock component as of the end of the second quarter of fiscal 2009.